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                                                                       EXHIBIT 2



Investor Relations:                                Media Relations:
Jeb Miller                                         Meredith McGann
415/591-3907                                       415/733-8849
JMILLER@SCIENT.COM                                 MMCGANN@SCIENT.COM

                                                   Byers Watt
                                                   415/591-2554
                                                   bwatt@scient.com



              SCIENT ANNOUNCES ADOPTION OF SHAREHOLDER RIGHTS PLAN



        SAN FRANCISCO, July 20, 2000 -- Scient (NASDAQ: SCNT), The eBusiness Systems Innovator (TM), announced that the Board of Directors of Scient Corporation approved the declaration of a dividend distribution of one Preferred Share Purchase Right (a "Right") on each outstanding share of its Common Stock. The Rights become exercisable if a person or group hereafter acquires 15% or more of the Common Stock of the Company or announces a tender offer for 15% or more of the Common Stock. The Board of Directors will be entitled to redeem the Rights at one cent per Right at any time before any such person hereafter acquires 15% or more of the outstanding Common Stock.

        The Rights are not being distributed in response to any specific effort to acquire the Company. The Rights are designed to assure that all shareholders of the Company receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, open market accumulations and other tactics designed to gain control of the Company without paying all shareholders a fair price.

        If a person hereafter acquires 15% or more of the outstanding Common Stock of the Company (the "Acquiring Person"), each Right will entitle its holder to purchase, at an initial exercise price of $450.00, a number of shares of Common Stock having a market value at that time of twice the Right's exercise price. Rights held by the Acquiring Person will become void. If the Company is acquired in a merger or other business combination transaction after a person acquires 15% or more of the Company's Common Stock, each Right will entitle its holder to

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purchase, at the Right's then-current exercise price, a number of the acquiring company's common shares having a market value at that time of twice the Right's exercise price.

        The dividend distribution will be payable on August 31, 2000 to shareholders of record on July 31, 2000. The Rights will expire in ten years. The Rights distribution is not taxable to shareholders.


"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the Company's expectations, beliefs, hopes, intentions or strategies regarding the future. All forward-looking statements included in this press release are based upon information available to the Company as of the date hereof and the Company assumes no obligation to update any such forward-looking statement. Actual results could differ materially from the Company's current expectations. Factors that could cause or contribute to such differences include but are not limited to future amendments to or redemption of the Rights and the Company's ability to ensure that shareholders receive fair and equitable treatment in the event of a proposed takeover, tender offer or similar tactic. These factors should not be considered inclusive of all risk factors. In evaluating this information, you should specifically review and consider the risks outlined in our annual report on Form 10K for the fiscal year ended March 31, 2000 on file with the Securities and Exchange Commission.